# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JADE BIOSCIENCES, INC., CIK 0001798749
CUSIP: 008064206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 930 WINTER STREET, SUITE M-500, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001104659-21-091244
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,324,954; sole dispositive power 0; shared dispositive power 1,324,954; aggregate amount beneficially owned 1,324,954 (4.1% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,324,954; sole dispositive power 0; shared dispositive power 1,324,954; aggregate amount beneficially owned 1,324,954 (4.1% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,324,954; sole dispositive power 0; shared dispositive power 1,324,954; aggregate amount beneficially owned 1,324,954 (4.1% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,287,858; sole dispositive power 0; shared dispositive power 1,287,858; aggregate amount beneficially owned 1,287,858 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: JADE BIOSCIENCES, INC.
Address of issuer's principal executive offices: 930 WINTER STREET, SUITE M-500, WALTHAM, Massachusetts (MA), 02451
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 4 (this "Amendment No. 4" or this "13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 12, 2021, and amended on June 27, 2023, April 30, 2024 and June 20, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 4 is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 1,287,858 shares of common stock held directly by the Fund; (ii) 28,206 shares of common stock held by RA Capital Nexus Fund, L.P. (the "Nexus Fund") and (iii) 8,890 shares of common stock held by a separately managed account (the "Account").

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Nexus Fund and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by the Fund, the Nexus Fund or the Account. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund's portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund and the Account. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On April 28, 2025, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated October 30, 2024 (the "Merger Agreement"), by and among the Issuer, Caribbean Merger Sub I, Inc., a wholly owned subsidiary of the Issuer ("Merger Sub I"), Caribbean Merger Sub II, LLC, a wholly owned subsidiary of the Issuer ("Merger Sub II" and together with Merger Sub I, "Merger Subs"), and Jade Biosciences, Inc., ("Old Jade"), pursuant to which, among other matters, Merger Sub I merged with and into Old Jade, with Old Jade surviving the merger as the surviving corporation (the "First Merger"), and as part of the same overall transaction, Old Jade merged with and into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the "Second Merger" and together with the First Merger, the "Merger"). In connection with the closing of the Merger Agreement, the Issuer changed its name to Jade Biosciences, Inc.

In connection with and prior to the Closing of the Merger, on April 28, 2025, the Issuer effected a reverse split of its common stock (the "Reverse Stock Split"), pursuant to which each 35 shares of common stock issued and outstanding immediately prior to the Reverse Stock Split were automatically without further action on the part of the Issuer or any holders of such common stock, reclassified, combined, converted and changed into one share of common stock.

Immediately prior to the closing of the Merger, the Fund purchased 1,683,294 shares of Old Jade common stock in a private offering (the "Old Jade Pre-Closing Financing") for an aggregate purchase price of $9,999,998.31. The purchase of these securities was for cash and was funded by working capital of the Fund.

At the effective time of the First Merger, Old Jade common stock (including shares of Old Jade common stock issued in the Old Jade Pre-Closing Financing) was converted into shares of the Issuer's common stock based on an exchange ratio (after giving effect to the Reverse Stock Split) of 0.6311 shares of the Issuer's common stock for each share of Old Jade common stock.

Prior to, and in connection with the closing of, the Merger, on April 28, 2025, Mr. Resnick resigned his position as a director of the Issuer. At the effective time of the Merger, each of Mr. Resnick's pre-existing options to purchase shares of common stock, which were held by Mr. Resnick for the benefit of RA Capital, were cancelled for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 32,235,927 shares of common stock outstanding as of April 28, 2025, as reported to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on April 28, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (04/30/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (04/30/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (04/30/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (04/30/2025)